FOR IMMEDIATE RELEASE	June 26, 2023

Micromem Status Update on Projects in Romania

Toronto, Ontario and New York, New York, June 26, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to announce that our engineering team has now fully responded to the specifications required by the Company in order to utilize the ARTRA technology units for the oil and gas wells in Romania.

The ARTRA technology has been developed by our Silicon Valley based engineering partner and was previously successfully tested by Chevron in operating oil wells in Lost Hills California. The ARTRA technology was selected as the foundation for developing a connected gas and oil well network that will provide real time data gathering and comprehensive analysis of operating wells in Romania.  Concurrently the Company is working to develop a full suite of analytics for diagnostic purposes.

In May 2023, Micromem met with Chevron in their Houston offices to update Chevron on our current work in Romania; Chevron will follow our progress on our gas well work with interest.

Taking into account the local topography and geology in the Romanian wells, the specifications provided include the specific inter well tracers to be deployed, and the data sets and analytics to be compiled.  The initial ARTRA units will be built in California by our engineering partner firm, Entanglement Technologies.  The commercial units to be deployed on a broad scale, in future, will be produced in Romania.

The Company is now also actively pursuing the development of powerline monitoring technology applications, intended to provide a networked monitoring and diagnostics solution for the Romanian electrical and transmission grid.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 504,526,137

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com